EVENTIKO INC.

Xinzhong St. 3, Dongcheng

Beijing

China 100026

+1 (702) 605-4808

eventikoinc@gmail.com

August 5, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Cara Wirth and Jennifer Lopez-Molina

Division of Corporation Finance

Office of Trade &Services

Re:

Eventiko Inc.

Registration Statement on Form S-1

Filed July 1, 2020

File No. 333-239589

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Eventiko Inc. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-239589), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on Augutst 10, 2020, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Eventiko Inc.

Per: /s/ Miklos Pal Auer

Miklos Pal Auer

President & C.E.O.